NEWMARKET GOLD ANNOUNCES POSITIVE PRELIMINARY ECONOMIC ASSESSMENT
FOR THE 100% OWNED MAUD CREEK GOLD PROJECT - PRE-TAX NPV5% OF AUD$201 MILLION,
PRE-TAX IRR OF 116% AND PRE-PRODUCTION CAPEX OF AUD$42 MILLION

VANCOUVER, B.C. – May 16, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”) (TSX:NMI) (OTCQX:NMKTF) is pleased to announce the results of a Preliminary Economic Assessment (“PEA”) prepared in accordance with National Instrument (“NI”) 43-101 on the Company’s 100%-owned Maud Creek Gold Project (“Maud Creek”) in the Northern Territory, Australia. The Maud Creek PEA was prepared by SRK Consulting (Australasia) Pty Ltd (“SRK”) and provides a base case for processing gold mineralization from conventional open pit and underground mining methods, through the use of Newmarket’s permitted and operating Union Reefs Processing Facility. The NI 43-101 technical report for Maud Creek entitled “Technical Report, Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia” and dated May 16, 2016 (the “Technical Report”) will be available today under Newmarket’s profile on SEDAR at www.sedar.com and on its website at www.newmarketgoldinc.com.

All figures are stated in Australian Dollars (“AUD$”) unless otherwise noted.

HIGHLIGHTS:

Base case parameters assume a gold price of AUD$1,550/oz (US$1,200) and an exchange rate (US to AUD) of 0.77.

•	Pre-Tax Net Present Value at a 5% discount rate (“NPV5%“) of AUD$201 million (US$155 million) and Internal Rate of Return (“IRR”) of 116% with a 1.25 year payback period.
•	After-tax NPV5% of AUD$137 million (US$105 million) and IRR of 80% and a 1.25 year payback period.
•	Mine life of 9.5 years with average annual gold production of 52,000 ounces and peak annual gold production of approximately 70,000 ounces.
•	Total recovered gold of 496,000 ounces.
•	Life of mine (“LOM”) diluted head grade of 4.2 g/t Au.
•	Pre-production capital cost estimated at AUD$42 million (US$32 million).
•	LOM cash operating cost estimate of AUD$1,101/oz (US$847/oz) and LOM capital cost of AUD$113/oz.

Douglas Forster, President and CEO of Newmarket stated that “The Maud Creek PEA base case provides Newmarket with the potential to increase the utilization of the Union Reefs Processing Facility, which has the capacity to process 2 million tonnes per annum, and is currently processing ore from the Cosmo Underground Gold Mine at a rate of approximately 800,000 tonnes per year. The Maud Creek deposit is located close to existing infrastructure such as road and rail networks and is also situated approximately 20 km from the regional centre of Katherine in the Northern Territory. The positive results of the PEA at our 100% owned Maud Creek project provides additional flexibility for Newmarket’s Northern Territory Operations in addition to the current mill feed being provided by the Cosmo Mine. The benefits of the Union Reefs Processing option includes the ability to realize value from the oxide gold mineralization mined through open pit mining and the fresh sulphide mineralization from underground mining methods and low capital cost for modification of the existing operating Union Reefs Processing Facility.”

The PEA is preliminary in nature and is based on a number of assumptions that may be changed in the future as additional information becomes available. The PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

PEA SUMMARY

The PEA, examined the processing of gold mineralization at Newmarket’s Union Reefs Processing Facility, located 144km from the Maud Creek Project via an existing major roadway, (including oxide mineralization), and through a stand-alone plant, constructed on-site at Maud Creek (excluding oxide mineralization), to produce a saleable gold concentrate and gold Dore. Based on the results of the comparison of the economic and infrastructure considerations associated with both options, the Union Reefs Processing Facility is the preferred option.

(For location map please go to the following link: http://media3.marketwire.com/docs/MaudCreekProjectAreaLocationv2.jpg)

The PEA is based on oxide and sulphide gold mineralization at Maud Creek, mined by a combination of open pit and underground mining methods, and trucked using quad semi-trailers to Newmarket’s existing operating and permitted processing plant at Union Reefs.

The mine has a 9.5 year operating life, including 2 years of open pit operations prior to commencing underground production. The Maud Creek deposit remains open down-plunge and with additional drilling it may be possible to extend the mine life of the operation. The maximum depth of the underground is 500 metres below surface with the current open pit/ underground transition at 125 metres below surface.

Table 1 - PEA Results – Union Reefs Processing Facility

Parameter/ Result	Units	Quantity
Gold Price	AUD$/oz	1,550
Exchange Rate	AUD$:USD$	0.77
Gold Price	US$/oz	1,200
Mine Life	Years	9.5
Mineral Inventory	‘000 t	3,911
Diluted Gold Grade	g/t	4.2
Contained Gold	Koz	528
Gold Recovery (oxide/transitional)%		85
Gold Recovery (sulphide)%		95
LOM Recovered Gold	Koz	496
Production Rate	Ktpa	500
Average Annual Gold Production	Koz	52
Peak Annual Gold Production	Koz	70
Annual Tonnes Concentrate (Dry)	kt	30
Concentrate Grade	g/t con	45
LOM Operating Cost	AUD$M	408
LOM Cash Operating Cost	AUD$/oz	1,101
Total Operating Costs/tonne Milled	AUD$/t	105
Net Revenue (less selling expenses)	AUD$M	725
Pre-Production Capital cost	AUD$M	42
Sustaining Capital Cost (LOM)	AUD$M	14

Sensitivities of the PEA to the Gold Price is presented in Table 2 below.

Table 2 - PEA Gold Price Sensitivities

Gold Price (AUD$/oz)	1,400	1,450	1,500	1,550	1,600	1,650	1,700
Pre-Tax NPV5% (AUD$M)	145	163	182	201	220	239	257
Pre-Tax IRR %	85	95	106	116	127	138	150
After-Tax NPV5% (AUD$M)	98	111	124	137	150	163	177
After-Tax IRR %	59	66	73	80	87	94	102

Taxes

The Maud Creek Project After tax financial model has incorporated Australian Federal Tax at a rate of 30% and the Northern Territory Royalty Tax of 20%. Newmarket Gold NT Holdings Pty Ltd., the owner of the Maud Creek Gold Project and wholly owned subsidiary of Newmarket, carries estimated tax losses as follows as at December 31, 2015, which have not been included in the economic analysis:

Income tax non-capital losses	AUD$229.8 million
NT Royalty Tax Net Negative Value	AUD$151.0 million

Based on the integration of the Maud Creek Project with existing infrastructure and Northern Territory production unit, the NT Royalty Net Negative Value has the potential to positively impact the value of the Maud Creek Project if determined to be applicable. The NT Royalty Tax of 20% in the financial model equates to a cost of AUD$107 per ounce.

Mineral Resource

The Maud Creek Mineral Resource estimates presented in Tables 3 and 4 below, prepared by SRK, are based upon 97 diamond drill holes and 442 reverse circulation percussion holes totalling 74,993 metres drilled over a 22 year period. SRK undertook a thorough examination of all available information. The Mineral Resource was estimated using Ordinary Kriging within six domains.

Table 3 - Open pit Mineral Resource above 950 mRL at 0.5 g/t Au cut-off

Mineral Resource Category	Inventory (Kt)	Gold Grade (g/t Au)	Contained Metal (KOz Au)
Measured Indicated	1,070 1,100	5.6 2.1	190 75
Measured and Indicated	2,170	3.8	268
Inferred	530	1.4	25

Notes:

1.	CIM definitions followed for classification of Measured, Indicated, and Inferred Mineral Resources.
2.

Mineral Resources estimated as of 15 March 2016 as reported in Technical Report Mineral Resources of the Maud Creek Gold Project, Northern Territory, Australia dated March 21, 2016 and effective December 31, 2015 and prepared by Peter Fairfield, BEng (Mining), FAusIMM, CP (Mining), Principal Consultant for SRK Consulting (Australia) Pty Ltd and Danny Kentwell, MSc

Mathematics & Planning (Geostatistics), FAusIMM, Principal Consultant for SRK Consulting (Australia) Pty Ltd (the “Maud Creek Technical Report”).
3.	Mineral Resources stated according to CIM guidelines.
4.	Totals may appear different from the sum of their components due to rounding.
5.	Reported at a 0.5 g/t cut-off grade.
6.	The open pit Mineral Resource is exclusive of the underground Mineral Resource.
7.	The Mineral Resource estimation was performed by Danny Kentwell FAusIMM fulltime employee of SRK Consulting, who is a Qualified Person under NI 43-101.
8.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Table 4 - Underground Mineral Resource below 950 mRL at 1.5 g/t Au cut-off

Mineral Resource Category	Inventory (Kt)	Gold Grade (g/t Au)	Contained Metal (KOz Au)
Measured Indicated	- 4,330	- 3.2	- 456
Measured and Indicated	4,330	3.2	456
Inferred	1,450	2.7	124

Notes:

1.	CIM definitions followed for classification of Measured, Indicated, and Inferred Mineral Resources.
2.	Mineral Resources estimated as of 15 March 2016 as reported in the Maud Creek Technical Report.
3.	Mineral Resources stated according to CIM guidelines.
4.	Totals may appear different from the sum of their components due to rounding.
5.	Reported at a 1.5 g/t cut-off grade, AUD$1,415/oz gold price, metallurgical recoveries of 85% for transitional mineralization and 95% for fresh mineralization
6.	The underground Mineral Resource is exclusive of the open pit Mineral Resource.
7.	The Mineral Resource estimation was performed by Danny Kentwell FAusIMM fulltime employee of SRK Consulting, who is a Qualified Person under NI 43-101.
8.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Capital Costs

Pre-production capital costs are estimated at AUD$42 million with the majority of the costs associated with the inclusion of a sulphide circuit at the Union Reefs Processing Plant and capitalised mine development for access.

Open Pit and Underground mining operations are proposed to be undertaken by contract mining, as is conducted at Newmarket’s existing NT operations at the Cosmo mine. AUD$7.3 million has been allocated for surface works associated with diversion of the ephemeral creek and water management and treatment infrastructure. Additional work is required to further define the technical requirements and the capital requirements. Table 5 below outlines the PEA capital cost estimates.

Table 5 - PEA Capital Cost Estimates

Capital Item	AUD$M
Process Plant Modification	24.8
Surface Infrastructure – Power	2.6
Surface Water Management	7.3
Access Road	2.2
Capitalised Development (includes mobilization)	18.4
Total Capital Costs	55.6

Mining

The PEA mine plan is based upon conventional open pit mining followed by a transition to underground mining where conventional long-hole open stoping utilising cemented rock and waste fill will be used. The absence of suitable data has led to low-confidence in the geotechnical conditions. Additional data is required to improve confidence and refine decisions on mining methods and the mine design. The mining method studies are linked to the decision on the location of the Processing Plant and the availability of pastefill.

Table 6 - Mining Methods in PEA Mine Plan

Mining Method	Inventory (Kt)	Gold Grade (g/t Au)	Contained Metal (KOz Au)
Open Pit	634	5.1	104
Underground	3,276	4.0	423
Total	3,911	4.2	528

Total mineralized material mined over the course of the mine life is 3.8 million tonnes. Table 7 summarizes the proposed underground mill feed allowing for 20% mining dilution and 95% mill recovery of the mainly fresh mineralization from underground mining.

Table 7 - Underground Mineral Resource (Mine Diluted) Included in PEA Mine Plan*

Resource Classification	% of Feed	Inventory (kt)	Gold Grade (g/t Au)	Contained Metal (Koz)
Measured	20	679	6.1	132
Indicated	70	2,306	3.9	290
Inferred	10	291	2.8	26

* Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Initial disclosure of Mineral Resources is reported at a cut-off grade of 2.6 g/t Au based on AUD1,415 per ounce gold, gold metallurgical recoveries of 85% for oxide and transitional mineralization and 95% for fresh mineralization.

All mine development would be performed by mining contractor using conventional electric-hydraulic drilling equipment and suitable sized diesel-powered LHD loaders and haul trucks. All mine manpower except for technical and support staff would be contracted employees.

Power

Due to the limited electrical power demand for the underground mining operation of 2.0 MW power will be provided via on-site diesel generators supplied, owned and operated by an independent power provider (IPP). Power at the Union Reefs Processing Plant is supplied via the 66 kV Darwin-Katherine distribution network. There is sufficient power capacity to meet the modifications to the Union Reefs facility for processing the Maud Creek mineralization.

Processing

An extensive program of metallurgical testing was carried out on the Maud Creek Project from 1994 through to 2006 at reputable and suitably experienced laboratories. The PEA proposes processing Maud Creek oxide mineralization through the existing Union Reefs Carbon-In Leach processing plant. The transitional mineralization feed, which makes up just a small portion of the overall LOM tonnage is a significant part of the first years feed, will have more variable metallurgical behaviour. Transitional mineralization can be processed through the existing oxide circuit and/or the new flotation circuit to optimize recovery. The base case presented for this study contemplates the addition of flotation and concentrate dewatering circuit’s to the existing Union Reefs processing facility to process fresh, sulphide mineralization, the bulk of the project tonnage, producing a gold-sulphide concentrate for sale. A gravity gold concentrate will also be produced with 20% of the gold being recovered by gravity. The concentrate will be dewatered through thickening and filtration before being bagged, stored in shipping containers and transported by road, then shipped to customers in China.

The PEA reviewed the previous metallurgical testwork data and supporting engineering studies and proposes a conventional, inexpensive and low-risk processing circuit allowing flexibility with respect to circuit configuration and downstream processing. Based on the historical testwork, a total gold recovery of the fresh sulphide material of 95% was applied and a total recovery of 85% was applied for the oxide/ transitional material. Further work is required to fully integrate the proposed sulphide circuit and determine the optimum processing configurations.

Table 8 - PEA Operating Cost Estimates

Operating Cost	Unit Cost (AUD$/t)	Activity	Unit Cost (AUD$/oz Recovered)
Open Pit Mining	5	Mined (incl. waste)	328
Underground Mining	55	stoped	342
Processing	32	Milled	255
Concentrate Transport	17	Milled	136
Indirect	5	Milled	40
Total Cash Cost	105	Milled	1,101
Capital	14	Milled	113
Total Cash Cost plus Capital	119	Milled	1,211

Project Opportunities

The PEA supports that Maud Creek has the potential to significantly positively impact Newmarket’s Northern Territory Operations, which currently operate the Cosmo Underground Gold Mine with processing of ore through the Union Reefs Processing Facility. The processing facility is currently processing approximately 800,000 tonnes per annum of Cosmo ore and retains the capacity to include additional material mined from the Maud Creek project.

The Maud Creek deposit also remains open down-plunge and with additional drilling it may be possible to extend the mine life of this operation. Newmarket believes that there is an opportunity to increase the mine life through targeted exploration.

The PEA is part of a phased Feasibility Study agreement in place between Newmarket and SRK, which provides Newmarket with the option to proceed to Pre-Feasibility and Feasibility stages now that the PEA has been completed. Such future stages would further consider geotechnical and geometallurgical modelling of the Maud Creek Project, additional review of the metallurgical testwork completed on the Maud Creek deposit, and confirmation of capital required to upgrade the Union Reefs Processing Facility. Future stages may also include further drilling, with the potential to increase the Mineral Resource base of the deposit.

Qualified Persons and 43-101 Disclosure

The Technical Report on the Maud Creek Project was compiled by Peter Fairfield, Principal Consultant (Project Evaluation), BEng (Mining), FAusIMM CP (Mining) of SRK Consulting (Australasia) Pty Ltd. By virtue of his education, membership to a recognised professional association and relevant work experience, Peter Fairfield is an independent "Qualified Person" as such term is defined in NI 43-101.

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, of Newmarket, is a "Qualified Person" as such term is defined in NI 43-101 and has reviewed and approved the technical information and data included in this news release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
VP, Corporate Communications
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com

To learn more about Newmarket visit our website at www.newmarketgoldinc.com

About Newmarket Gold Inc.
Newmarket is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket core values represent.

Cautionary Note Regarding Forward Looking Information
Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information” under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include, but are not limited to, the Company’s expectations about its business and operations; disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; future gold prices; operating and capital costs; the timing and costs of future development and exploration activities on the Company‘s properties; success of development and exploration activities; time lines for technical reports and further studies; planned exploration and development of properties and the results thereof; and planned expenditures and budgets and the execution thereof. Such forward-looking statements are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Such risks and other factors include, among others, risks related to permitting, operating cost overruns, and capital cost overruns; risks related to a sustained and significant reduction in gold prices; risks that the metallurgical performance of different process feeds are not as anticipated; risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in development and exploration programs based upon results of exploration; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Australian laws and regulations; impact of environmental remediation requirements and the terms of existing and potential consent decrees on the Company‘s planned development and exploration on the Maud Creek Project; certainty of mineral title; community relations; delays in obtaining governmental approvals or financing; the nature of mineral development, exploration and mining and the uncertain commercial viability of certain mineral deposits; governmental regulations and the ability to obtain necessary licenses and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; and estimates used in financial statements proving to be incorrect; as well as those factors discussed in the Company's public disclosure record and annual information form for the year ended December 31, 2015 which is available on SEDAR at www.sedar.com. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this news release or incorporated by reference herein, except in accordance with applicable securities laws.